UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-89322-01

Banc of America Commercial Mortgage Inc.

(Exact name of registrant as specified in its charter)

Bank of America Corporate Center

100 North Tryon St., Charlotte, North Carolina 28255

(704) 386-2400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Commercial Mortgage Pass-Through Certificates, Series 2002-2

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty

to file reports under section 13(a)or 15(d) remains)

Please place an X in the box/s to designate, the appropriate rule provision(s) relied upon to terminate or suspend the

duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii)

Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date: 61

Pursuant to the requirements of the Securities Exchange Act

of 1934, Banc of America Commercial Mortgage Inc.,

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity

as Trustee under the Pooling and Servicing Agreement on

behalf of Banc of America Commercial Mortgage Inc.,

Registrant

By: /s/ Russell M. Goldenberg

Name: Russell M. Goldenberg

Title: Group Senior Vice President

Date: January 8, 2003

.